October 2, 2017	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Joseph M. Mannon +1 312 609 7883 jmannon@vedderprice.com

VIA EDGAR

Megan Miller

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Plan Investment Fund, Inc. (the “Registrant”)

Registration No. 811-04379

Dear Ms. Miller:

On behalf of the Registrant, this letter is in response to the comments you relayed during our August 11, 2017 telephone conference regarding the Securities and Exchange Commission (“Commission”) staff’s Sarbanes-Oxley review of certain of the Registrant’s filings, including the review of the Registrant’s annual report to shareholders for the fiscal year ended December 31, 2016 (“Annual Report”). Any capitalized terms used but not defined herein have the same meanings assigned to them in the Annual Report.

Comments

1.                                      Comment:                                         Please confirm that the demand dates for investments held by the Government Portfolio and Money Market Portfolio are disclosed in the Schedules of Investments in accordance with the Commission Staff’s position described in the 2010/2011.79 AICPA Audit Risk Alert.

Response:                                         The Registrant will include in future fillings the demand dates for any such investments that have demand features. For the information of the staff, the Registrant notes that investments held by the Government Portfolio and Money Market Portfolio historically have not had such demand features.

2.                                      Comment:                                         Regarding the Portfolios’ performance data, please add a footnote to the tables describing where shareholders can obtain more recent performance information.

Response:                                         The Registrant will continue to include this disclosure going forward for Portfolios that are subject to the requirements of Item 27(b)(7) of Form N-1A.

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3.                                      Comment:                                         Regarding the Ultrashort Portfolios with a portfolio turnover rate greater than 100%, please disclose the corresponding risk.

Response:                                         The Registrant will include this disclosure for the Ultrashort Portfolios, as applicable, going forward.

4.                                      Comment:                                         In accordance with Item 27(b)(6) of Form N-1A, please note the availability of additional information about Fund directors in the Statement of Additional Information without charge.

Response:                                         The Registrant will include this disclosure going forward.

5.                                      Comment:                                         Please confirm supplementally that no trustee or officer of the Registrant received compensation from the Registrant for acting in such capacities during the fiscal year ended December 31, 2016.

Response:                                         The Registrant so confirms.

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If you have any questions regarding these responses, please call me at (312) 609-7883.

Very truly yours,

/s/ Joseph M. Mannon
Joseph M. Mannon

JMM

cc:                                Susan A. Pickar and Alexander D. Hudson (BCS Financial Services Corporation)